Filed Pursuant to Rule 433

Registration Statement No. 333-240116

August 3, 2020

Textron Inc.

$500,000,000 2.450% Notes due 2031

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	2.450% Notes due 2031
Size:	$500,000,000
Maturity Date:	March 15, 2031
Coupon:	2.450%
Interest Payment Dates:	March 15 and September 15 commencing March 15, 2021 (long first coupon)
Price to Public:	99.877%
Benchmark Treasury:	UST 0.625% due May 15, 2030
Benchmark Treasury Price and Yield:	100-19; 0.563%
Spread to Benchmark Treasury:	+190 bps
Yield to Maturity:	2.463%
Make-Whole Call:	T+30 bps (prior to December 15, 2030)
Par Call:	On or after December 15, 2030
Expected Settlement Date:	August 5, 2020 (T+2)
CUSIP / ISIN:	883203 CC3 / US883203CC32
Expected Ratings (Moody’s/S&P):*	Baa2 (stable) / BBB (negative outlook)
Joint Book-Running Managers:	Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
SMBC Nikko Securities America, Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526 (toll-free); Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free); or SMBC Nikko Securities America, Inc. at 1-888-868-6856.